

Mail Stop 7010

July 7, 2006

By U.S. Mail and Facsimile

Mr. Barry A. Rothman
President
Eline Entertainment Group, Inc.
8905 Kingston Pike, Suite 313
Knoxville, Tennessee 37923

> **Re:** **Eline Entertainment Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-QSB/A for the Fiscal Quarter Ended April 30, 2006**
> **File No. 000-30451**

Dear Mr. Rothman:

   We have reviewed your response letter dated June 27, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

Prior Comments 1 and 2

1. We note your responses to prior comments one and two. However, it is still unclear to us how the purchase price was allocated and how the amount on the statement of cash flows relates to the acquisition of 51% of CTD Holdings. In this regard, please explain to us the following items.

   • What was the book value of 51% of CTD Holdings? Disclosure in your Form 10-KSB states the book value as $343,003 and the book value stated in your response to our previous comment says $356,997.

   • Please tell us whether the line item in your statement of cash flows, "Acquisition of Business, Net of Cash Acquired", amounting $138,154 refers to the net assets you acquired, excluding cash. If so, please provide to us the amounts assigned to each major asset and liability caption of CTD Holdings at the acquisition date.

- Please tell us whether the difference between the value of the shares issued of $350,000 and the amount on the cash flow of $138,154 represents the cash acquired from CTD Holdings. If not, please provide to us any additional supplemental information you may have to help us understand this transaction.

Form 10-QSB/A for the Fiscal Quarter Ended April 30, 2006

Note 1 – Summary of Significant Accounting Policies – (P) Stock-Based Compensation, page 7

2. Your disclosure indicates that you account for stock options issued to employees under APB Opinion No. 25. However, it appears that the provisions of SFAS 123(R), *Share-Based Payments*, were effective for you on February 1, 2006. Please confirm our understanding and tell us whether you have any outstanding stock options issued to employees that would affect your financial statements as of the three months ended April 30, 2006.

Management's Discussion and Analysis – Results of Operations, page 14

3. In future interim filings, please provide a discussion of the material changes in your results of operations since the end of the last fiscal year and for the comparable period (i.e., discussion of six months ended April 30, 2006 as compared to the six months ended April 30, 2005) as required by Item 303 b(2) of Regulation S-B.

Item 3. Controls and Procedures, page 16

4. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief